

Mail Stop 4546

December 28, 2016

Sharon Mates, Ph.D.
Chairman, President and Chief Executive Officer
Intra-Cellular Therapies, Inc.
430 East 29th Street
New York, New York 10016

> **Re:    Intra-Cellular Therapies, Inc.**
> **Form 10-K**
> **Filed February 25, 2016**
> **File No. 001-36274**

Dear Dr. Mates:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business

Intellectual Property, page 19

1.      Please expand your disclosure in future filings regarding your patent protection for ITI-007 to provide the following information:

- the number of patents granted and patent applications  pending in the U.S. and foreign jurisdictions;
- the foreign jurisdictions where patents have been granted and the expiration date of such patents; and
- the jurisdictions where you have pending patent applications, the type of patent protection you are seeking; and the expected expiration date if such patent applications are granted.

2.        We note your disclosure on page F-21 that indicates you are party to a May 2002 license agreement and research agreement with a university, under which you are entitled to use the organization's patented technology and other intellectual property relating to diagnosis and treatment of central nervous system disorders.  To the extent these agreements are material to your business, please provide proposed disclosure for future filings that includes all material terms, including:

- the nature and scope of intellectual property transferred;
- each parties' rights and obligations;
- term and termination provisions,
- investment features or share purchases; and
- payment provisions, which may include the following:
  - up-front or execution payments received or paid;
  - aggregate amounts paid or received to date under the agreements;
  - aggregate future potential milestone payments to be paid or received;
  - royalty rates or a royalty range;
  - profit or revenue-sharing provisions; and
  - minimum purchase requirements if the agreement involves manufacturing.

Additionally, please file the agreements as exhibits or provide an analysis explaining why it should not be filed pursuant to Regulation S-K, Item 601(b)(10).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Johnny Gharib at (202) 551-3170 or Irene Paik at (202) 551-6553 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance